

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Thomas S. Hall, President and CEO
NovaMed, Inc.
333 West Wacker Drive
Suite 1010
Chicago, Illinois 60606

> **Re:** **NovaMed, Inc.**
> **Schedule 14A**
> **Filed February 3, 2011**
> **File No. 000-26625**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1. We note the statement on page 11 that you may solicit proxies in person or by telephone, mail, facsimile, email or otherwise. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

2. We note the equity and debt commitment letters discussed on pages 36 and 37. Please provide us with a copy of these commitment letters. In addition, we note the disclosure on page seven that Parent would be required to pay a termination fee to NovaMed if Parent and Merger Sub fail to close on the merger because of a failure to receive financing sufficient to fund the merger. Please provide your analysis as to why you believe financial statement information for Parent is not required, as it appears that the financing may not be assured. See Instruction 2(a) to Item 14 of Schedule 14A.

The Merger, page 18
Background of the Merger, page 18

3. Please provide additional disclosure on your June 28, 2010 removal from the Russell 2000 index, as disclosed on page 19.

4. We note your statement on page 19 regarding the price ranges received in the six preliminary indications of interest. Please provide additional disclosure regarding your discussions and negotiations with any bidders that included a price range equal to or above Parent's proposed price range at that time.

5. We note that after your disclosure regarding the events of November 19, 2010 on page 20, you do not discuss what happened with the three interested parties other than Parent and Party B. Please revise to address the reasoning behind the cessation of further discussions with such parties.

Reasons for the Recommendation of our Board of Directors, page 23

6. We note your discussion of the premium to market price in the penultimate paragraph of page 24. Please revise to clarify the date that is being used when determining the 90-day and 30-day average closing price of your common stock.

7. Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders.

8. Please explain why the Board considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair.

Opinion of William Blair, Financial Advisor to the NovaMed Board of Directors, page 26
Analysis of NovaMed, page 28

9. Please disclose how you determined the companies to include in each analysis. In addition, please identify the companies or transactions that met your selection criteria for the premiums paid analysis. For each analysis, please disclose any companies or transactions that met your selection criteria that were excluded and the reasons for their exclusion.

10. Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis.

11. For each analysis performed, explain the significance of each finding and how the results of each analysis support the final determination of the fairness of the merger

consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

12. We note the reliance upon estimates and forecasts of NovaMed in the selected public company analysis. Such forecasts and projections are not included in the section beginning on page 32 discussing financial forecasts. Please provide such disclosure. Also, please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to William Blair that it used to formulate its opinion.

13. We note your limited discussion of the discounted cash flow and leveraged buyout analyses conducted by William Blair on page 31. Please revise to disclose with more specificity how you performed these analyses and the results of these analyses in relation to the proposed merger consideration.

14. Please explain how William Blair arrived at the discount rates described under Discounted Cash Flow Analysis and the exit value multiples and assumed internal rates of return described under the Leverage Buyout Analysis on page 31.

15. Please disclose the amount of the fee that will be paid to William Blair upon the successful completion of the merger. In addition, we note the disclosure on page 32 regarding the material relationships between William Blair and NovaMed does not provide a narrative and <u>quantitative</u> description of the fees paid or to be paid to William Blair from NovaMed, other than the fees paid or to be paid in connection with merger. Please revise the proxy statement to provide such disclosure.

16. We note your statement in the last sentence of the first full paragraph on page 32 that "William Blair is engaged (and it was then currently engaged) to provide investment banking services to companies in which H.I.G. holds interests." Please provide additional narrative disclosure on the extent of William Blair's relationship with H.I.G. and its affiliates during the period of time referred to under Background of the Merger, starting on page 18.

17. We note the disclosure on page 32 that "the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to William Blair." Please explain the basis for utilizing these forecasts given these potential downward revisions and explain whether and how William Blair considered the potential downward revisions in rendering analyses and fairness opinion.

Interests of Certain Persons in the Merger, page 37

18. Please provide a more detailed discussion of the interests of these individuals in the merger transaction. See Item 5 of Schedule 14A.

Consulting Agreements, page 43

19. Please provide us with copies of the consulting agreements, the exchange agreements with the rollover stockholders, the executive securities agreements, and the employment agreements. In addition, please discuss the material terms of these agreements and the compensation/benefit that may be received by these officers and directors. In particular, the compensation/benefit should be highlighted in discussing the interests of certain persons in the merger.

The Merger Agreement (Proposal No. 1), page 49

20. Please revise to delete the statement in the first paragraph that "this section is not intended to provide you with any factual information about us. Such information can be found elsewhere in the proxy statement and in the public filings we make with the SEC" and the statement in the second paragraph of this section that shareholders "should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NovaMed, Parent or Merger Sub or any of their respective subsidiaries or affiliates."

Security Ownership of Certain Beneficial Owners and Management, page 75

21. We note the disclosure that the officers and directors of NovaMed have entered into a voting agreement to vote their stock, approximately 10.5% of the common stock outstanding, in favor of the merger proposal. However, the beneficial ownership table reflects that officers and directors as a group own 17.4% of the common stock outstanding. Please clarify those officers and directors that have entered into the voting agreement and the amounts subject to the voting agreement and those shares that are not subject to the voting agreement. In addition, to the extent the agreement has been entered into, please file the executed agreement, including the final Exhibit A to Appendix C rather than the form of the agreement.

Appendix A

22. Please confirm that you have filed all material schedules or similar supplements. Please include in Appendix A a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement and include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Jason C. Harmon, Esq.
        Fax: (410) 580-3170